

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 6, 2017

Via E-mail
Thurman K. Case
Vice President Finance and Chief Financial Officer
Cirrus Logic, Inc.
800 W. 6th Street
Austin, TX 78701

> **Re:** **Cirrus Logic, Inc.**
> **Form 10-K for the Fiscal Year Ended March 26, 2016**
> **Filed May 25, 2016**
> **File No. 000-17795**

Dear Mr. Case:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery